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July 8, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: RiverSource International Series, Inc.
       Threadneedle Asia Pacific Fund

    Post-Effective Amendment No. 51
    File No. 2-92309/811-4075

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 51 on Form N-1A pursuant to Rule 485(a)(2) with respect to the Fund referenced above.

Pursuant to Rule 461, Registrant respectively requests that the effective date of the above-mentioned Amendment to Registration Statement be accelerated and declared effective on July 9, 2009, or as soon as practicable thereafter. A letter on behalf of the Principal Underwriter also is accompanying this filing.

If you have any questions regarding this filing, please contact Tara Tilbury at 612-671-7981 or Anna Butskaya at 612-671-4993.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource International Series, Inc.